Exhibit 12
AVERY DENNISON CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	2010	2009	2008
Earnings:
Income (loss) before taxes	$351.3	$(790.9)	$270.6
Add: Fixed charges (1)	115.2	124.5	158.9
Amortization of capitalized interest	3.4	3.3	3.2
Less: Capitalized interest	(3.9)	(4.2)	(6.2)

	$466.0	$(667.3)	$426.5

Fixed charges: (1)
Interest expense	$76.6	$85.3	$115.9
Capitalized interest	3.9	4.2	6.2
Interest portion of leases	34.7	35.0	36.8

	$115.2	$124.5	$158.9

Ratio of Earnings to Fixed Charges (2)	4.0	—	2.7

(1)	The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, “earnings” consist of income before taxes plus fixed charges and amortization of capitalized interest, less capitalized interest. “Fixed charges” consist of interest expense, capitalized interest and the portion of rent expense (estimated to be 35%) on operating leases deemed representative of interest.

(2)	For the year ended January 2, 2010, the Company’s earnings were not sufficient to cover fixed charges by $791.8. The loss primarily reflected the non-cash goodwill and other indefinite-lived intangible asset impairment charges of $832 and loss on extinguishment of debt of approximately $21 recorded in the first quarter of 2009, and legal settlements of $41 recorded in 2009.